BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

Schedule I

Computation of Net Capital

Member's equity	$	343,799
Non-allowable assets		66,382
Net capital		277,417
Minimum net capital required to be maintained (greater of $1000,000 or (6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of requirement	$	177,417
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	30,498
Ratio of aggregate indebtedness to net capital		10.99%

Reconciliation with Company's computation (included in Part II of its
FOCUS Report as of December 31, 2015)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report filed on January 27, 2016	$	277,417
adjustments		-
Net capital, per above	$	277,417